NEWS RELEASE

Canarc Provides Update on Strategic Plans

Vancouver, Canada – July 12, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to provide an update on its strategic plans going forward.

With the closing of the sale of Oro Silver in the 2nd quarter to Endeavour Silver (“Endeavour”), Canarc is now in its strongest financial position in twenty years, with approximately $6 million in cash and $6.5 million in Endeavour shares (based on the recent Endeavour share price). The enhanced treasury allows the Company to expand its growth strategies and pursue larger M&A opportunities in order to create additional value for shareholders.

In the bear market, Canarc focused primarily on partnering its New Polaris and Windfall Hills gold projects and seeking mine acquisitions with small but near-term production potential. Now that a new gold cycle is underway, the Company plans to diversify its strategies to include gold resource growth as well as gold production and cash flow, by pursuing three key objectives:

1.	Acquire gold mining projects with near term production potential in the Americas:

a) Management is currently reviewing several projects ranging from producing mines to development projects with near term production potential located in Mexico, US and Canada. The focus is on projects where we can add value through our mine building and operating expertise.

2.	Acquire or option advanced gold-silver exploration projects with existing gold resources and upside potential,

a) We recently recognized opportunities to acquire gold resource projects in Canada and the USA that would stand to benefit from an environment of increasing gold prices and would be accretive to Canarc on a gold oz per share basis. Canarc will focus on projects where we can add value through our evaluation and exploration expertise and rapidly grow our gold resource inventory.

3.	Advance New Polaris to feasibility with a partner and Windfall Hills through staged exploration:
a)	New Polaris is currently optioned to PanTerra Gold who upon completion of the Phase 1 metallurgical test work this year will consider a $3.5 million Phase 2 pre-feasibility work program.
b)	Canarc plans to complete a $250,000 geophysical IP-resistivity survey this year on its 100% owned Windfall Hills project to follow up on the successful Phase 1 drill results which included 1.54 grams per tonne gold over 28 metres. Windfall Hills is located ninety kilometers northwest of New Gold’s Blackwater-Davidson deposit where resources total 9.3 million oz gold and 67.8 million oz silver.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating, development stage and advanced exploration gold mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc and Endeavour and their respective share prices, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.